SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

SCHEDULE 13D

Under the Securities Exchange Act of 1934
(Amendment No. )*

Point.360

(Name of Issuer)

Common Stock, no par value

(Title of Class of Securities)

730507 100

(CUSIP Number)

Brook Taube

Medley LLC

375 Park Ave., Suite 3304

New York, NY 10152

(212) 759-0777

Copies to:

Michael J. Mano

Proskauer Rose LLP

One International Place

Boston, MA 02110

(617) 526-9600

(Name, Address and Telephone Number of Person
Authorized to Receive Notices and Communications)

July 8, 2015

(Date of Event Which Requires Filing of this Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of §§ 240.13d-1(e), 240.13d-1(f) or 240.13d-1(g), check the following box. ☐

Note: Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits. See Section 240.13d-7 for other parties to whom copies are to be sent.

* The remainder of this cover page shall be filled out for a reporting person’s initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be “filed” for the purpose of Section 18 of the Securities Exchange Act of 1934, as amended (the “Act”) or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

CUSIP No. 730507 100

1.	Names of Reporting Persons Medley Capital Corporation

2.	Check the Appropriate Box if a Member of a Group (See Instructions)
	(a)	☐
	(b)	☒

3.	SEC Use Only

4.	Source of Funds (See Instructions) OO

5.	Check if Disclosure of Legal Proceedings Is Required Pursuant to Items 2(d) or 2(e) ☐

6.	Citizenship or Place of Organization Delaware

Number of Shares Beneficially Owned by Each Reporting Person With	7.	Sole Voting Power 0

	8.	Shared Voting Power 830,996 (1)

	9.	Sole Dispositive Power 0

	10.	Shared Dispositive Power 830,996 (1)

11.	Aggregate Amount Beneficially Owned by Each Reporting Person 830,996 (1)

12.	Check if the Aggregate Amount in Row (11) Excludes Certain Shares (See Instructions) ☐

13.	Percent of Class Represented by Amount in Row (11) 6.4%

14.	Type of Reporting Person (See Instructions) CO

(1)	Includes 479,283 shares of Common Stock and 351,713 shares of Common Stock underlying warrants (“Warrant Shares”).

CUSIP No. 730507 100

1.	Names of Reporting Persons Medley Opportunity Fund II LP

2.	Check the Appropriate Box if a Member of a Group (See Instructions)
	(a)	☐
	(b)	☒

3.	SEC Use Only

4.	Source of Funds (See Instructions) OO

5.	Check if Disclosure of Legal Proceedings Is Required Pursuant to Items 2(d) or 2(e) ☐

6.	Citizenship or Place of Organization Delaware

Number of Shares Beneficially Owned by Each Reporting Person With	7.	Sole Voting Power 0

	8.	Shared Voting Power 1,765,867 (1)

	9.	Sole Dispositive Power 0

	10.	Shared Dispositive Power 1,765,867 (1)

11.	Aggregate Amount Beneficially Owned by Each Reporting Person 1,765,867 (1)

12.	Check if the Aggregate Amount in Row (11) Excludes Certain Shares (See Instructions) ☐

13.	Percent of Class Represented by Amount in Row (11) 13.3%

14.	Type of Reporting Person (See Instructions) PN

(1)	Includes 1,018,476 shares of Common Stock and 747,391 shares of Common Stock underlying warrants (“Warrant Shares”).

Item 1.	Security and Issuer

This statement on Schedule 13D (this “Schedule 13D”) relates to the common stock, no par value per share (“Common Stock”), of Point.360, a California corporation (the “Issuer”). The principal executive offices of the Issuer are located at 2701 Media Center Drive, Los Angeles, CA 90065.

Item 2.	Identity and Background

(a)-(c) This Schedule 13D is being filed jointly by and on behalf of:

(i) Medley Capital Corporation, a Delaware corporation (“MCC”); and

(ii) Medley Opportunity Fund II LP, a Delaware limited partnership (“MOF II,” and together with MCC, the “Medley Entities”).

MCC is an externally managed, closed-end, non-diversified management investment company that has elected to be regulated as a business development company. MCC’s investment objective is to generate current income and capital appreciation primarily by lending directly to privately-held middle market companies. The executive officers of MCC are Brook Taube (Chief Executive Officer and Chairman of the Board), Richard T. Allorto (Chief Financial Officer) and John D. Fredericks (Chief Compliance Officer). The directors of MCC are Brook Taube, Seth Taube, Jeff Tonkel (together, the “Principals”), Arthur S. Ainsberg, Karin Hirtler-Garvey, Robert Lyons, and John E. Mack. MCC is externally managed by MCC Advisors LLC (“MCC Advisors”). Medley LLC is the holding company for MCC Advisors.

MOF II is a Delaware limited partnership. MOF II’s investment strategy is to generate current income and capital appreciation primarily by lending directly to privately-held middle market companies. MOF II GP LLC, a Delaware limited liability company, is the general partner of MOF II and MOF II Management LLC, a Delaware limited liability company, is the investment adviser for MOF II. MOF II Management LLC is controlled by Medley LLC. MOF II GP LLC is controlled by Medley GP Holdings LLC, a wholly-owned subsidiary of Medley LLC (together with MCC Advisors, MOF II GP LLC, MOF II Management LLC and Medley LLC, the “Medley Management Entities”). Medley LLC is controlled by the Principals.

The address of the principal office and principal business of the Medley Entities is 375 Park Ave., Suite 3304, New York, NY 10152. The Medley Entities have entered into a joint filing agreement, dated as of July 20, 2015, a copy of which is attached hereto as Exhibit 1.

(d)-(e)

During the past five years, neither of the Medley Entities, nor to the best knowledge of the Medley Entities, any of the other persons named in this Item 2, (1) has been convicted in a criminal proceeding (excluding traffic violations or similar misdemeanors) or (2) was a party to a civil proceeding of a judicial or administrative body of competent jurisdiction and as a result of such proceeding was or is subject to a judgment, decree or final order enjoining future violations of, or prohibiting or mandating activities subject to, federal or state securities laws or finding any violations with respect to such laws.

Item 3.	Source and Amount of Funds or Other Consideration
The disclosure in Item 4 of this Schedule 13D is incorporated herein by reference.
Item 4.	Purpose of Transaction

On July 8, 2015, the Medley Entities, Congruent Capital Corporation Fund II, LP (“Congruent”), and Main Street Equity Interests, Inc. (“Main Street”, and together with the Medley Entities and Congruent, the “Sellers”) entered into a sale agreement (the “Sale Agreement”) with the Issuer. A copy of the Sale Agreement is attached hereto as Exhibit 2. Under the terms of the Sale Agreement, the Issuer agreed to purchase certain assets of Modern VideoFilm, Inc. from the Sellers (the “Purchase Assets”). In consideration for the sale of the Purchase Assets, the Issuer issued to the Sellers an aggregate of (1) 2,000,000 shares of Common Stock, and (2) a five-year warrant to purchase 800,000 shares of Common Stock at an exercise price of $0.75 per share. In connection with the Sale Agreement, the Medley Entities entered into a term loan agreement with the Issuer, with the Issuer as borrower (the “Term Loan”). Under the terms of the Term Loan, the Issuer issued to the Medley Entities a five-year warrant to purchase 500,000 shares of Common Stock at an exercise price of $0.75 per share.

Under the terms of the Sale Agreement, the Issuer has agreed to submit to its shareholders a proposal to amend its bylaws to increase the authorized number of directors of the Issuer from five to seven directors. Under the terms of the Sale Agreement, upon shareholder approval of the amendment to the Issuer’s bylaws, MCC will have the right to designate two directors to be nominated to the Issuer’s board of directors (the “Board Representation Right”). Also under the terms of the Sale Agreement, each of the Medley Entities and Haig S. Bagerdjian, the Chief Executive Officer of the Issuer, have agreed to vote all of their shares of Common Stock in support of this provision of the Sale Agreement (the “Voting Agreement”). Until the Issuer’s bylaws are amended, MCC will have the right to designate one person to attend each of the Issuer’s board meetings (but not vote) as an unpaid advisor to the Issuer’s board of directors (the “Board Advisor Right”), and MCC must provide written consent before the Issuer may enter into a “reorganization” under the California Corporations Code or a “change of control transaction” (as defined in the Sale Agreement).

The description of the Sale Agreement contained herein is qualified in its entirety by reference to Exhibit 2, which is incorporated herein by reference.

MCC intends to exercise the Board Advisor Right, and, accordingly, it may have influence over the Issuer’s corporate activities. Additionally, if MCC exercises the Board Representation Right, then it may have influence over the Issuer’s corporate activities. Such influence may relate to multiple facets of the Issuer’s operations, including without limitation, the Issuer’s capitalization and the transactions described in subparagraphs (a) through (j) of Item 4 of Schedule 13D.

The Medley Entities intend to hold their shares of Common Stock for investment purposes. The Medley Entities intend to review their investment in the Issuer on a continuing basis. Depending on various factors, including but not limited to the Issuer’s financial position and strategic direction, price levels of the Common Stock, conditions in the securities markets, and general economic and industry conditions, the Medley Entities may in the future take actions with respect to their investment in the Issuer as they deem appropriate, including changing their current intentions with respect to any or all matters required to be disclosed in this Schedule 13D. Without limiting the foregoing, the Medley Entities may, from time to time, acquire or cause affiliates to acquire additional shares of Common Stock, dispose or cause affiliates to dispose of some or all of the shares of Common Stock or continue to hold, or cause affiliates to hold, Common Stock (or any combination or derivative thereof). Except as set forth above, or as would occur upon completion of any of the matters discussed herein, the Medley Entities have no present plans or intentions which would result in or relate to any of the transactions described in subparagraphs (a) through (j) of Item 4 of Schedule 13D.

The disclosure in Item 6 of this Schedule 13D is incorporated herein by reference.

Item 5.	Interest in Securities of the Issuer
(a) – (b) The Medley Entities may be deemed to beneficially own in the aggregate 2,596,863 shares of Common Stock of the Issuer, constituting 19.0% of such class:

Medley Entities	Common Stock	Warrant Shares	Total
MCC	479,283	351,713	830,996
MOF II	1,018,476	747,391	1,765,867
Total:	1,497,759	1,099,104	2,596,863

Each of the Medley Entities has shared power to vote, direct the vote of, dispose of, and direct the disposition of the shares of Common Stock that it beneficially owns (including with respect to the Warrant Shares). MCC expressly disclaims beneficial ownership of the shares held by MOF II. MOF II expressly disclaims beneficial ownership of the shares held by MCC. MCC is externally managed by MCC Advisors. Medley LLC is the holding company for MCC Advisors. MOF II GP LLC, a Delaware limited liability company, is the general partner of MOF II and MOF II Management LLC, a Delaware limited liability company, is the investment adviser for MOF II. MOF II Management LLC is controlled by Medley LLC. MOF II GP LLC is controlled by Medley GP Holdings LLC, a wholly owned subsidiary of Medley LLC. Medley LLC is controlled by the Principals. Each of the Principals and the Medley Management Entities expressly disclaims beneficial ownership of the shares of Common Stock held by the Medley Entities.

Based on the Voting Agreement discussed in Item 4 of this Schedule 13D, the Medley Entities and Mr. Bagerdjian may be deemed to be members of a “group” within the meaning of Rule 13d-5(b) under the Act. As disclosed in his Schedule 13D amended July 14, 2015, Mr. Bagerdjian is the beneficial owner of 6,827,334 shares of Common Stock of the Issuer, constituting 52.4% of such class. The Medley Entities expressly disclaim the existence of a group, as well as beneficial ownership with respect to the shares of Common Stock beneficially owned by Mr. Bagerdjian.

(c) Except with respect to the transactions discussed in Item 4 of this Schedule 13D, the Medley Entities have not effected any transactions in the Common Stock in the sixty days prior to the date of this Schedule 13D.

(d) To the knowledge of the Medley Entities, no other person has the right to receive or the power to direct the receipt of dividends from, or the proceeds from the sale of, the Common Stock beneficially owned by the Reporting Persons.

Item 6.	Contracts, Arrangements, Understandings or Relationships with Respect to Securities of the Issuer.

The information set forth in Item 4 is incorporated by reference in its entirety into this Item 6.

Registration Rights Agreement

In connection with the Sale Agreement, on July 8, 2015, the Issuer entered into a Registration Rights Agreement (the “Registration Rights Agreement”) with the Sellers, pursuant to which the Issuer granted certain registration rights to the Sellers, including the right to request the Issuer to register the sale of its shares of Common Stock, including the shares of Common Stock underlying warrants, and the ability to exercise certain piggyback registration rights in connection with registered offerings initiated by the Issuer. A copy of the Registration Rights Agreement is attached hereto as Exhibit 3. The description of the Registration Rights Agreement contained herein is qualified in its entirety by reference to Exhibit 3, which is incorporated herein by reference.

Item 7.	Material to be Filed as Exhibits.

Exhibit 1	Joint Filing Agreement dated July 20, 2015, among the Reporting Persons, filed herewith

Exhibit 2	Sale Agreement, dated July 8, 2015, by and among Point.360, Medley Capital Corporation, Medley Opportunity Fund II LP, Congruent Capital Corporation Fund II, LP, Main Street Equity Interests, Inc., and Haig S. Bagerdjian, incorporated by reference to Exhibit 2.1 to the Issuer’s Form 8-K filed on July 14 , 2015

Exhibit 3	Registration Rights Agreement, dated July 8, 2015, by and among Point.360, Medley Capital Corporation, Medley Opportunity Fund II LP, Main Street Equity Interests, Inc., and Congruent Capital Corporation Fund II, LP, incorporated by reference to Exhibit 4.4 to the Issuer’s Form 8-K filed on July 14, 2015

Exhibit 4	Warrant, dated July 8, 2015, issued by Point.360 to Medley Capital Corporation under the Term Loan Agreement, dated as of July 8, 2015, among Point.360, Medley Capital Corporation and Medley Opportunity Fund II LP, incorporated by reference to Exhibit 4.2 to the Issuer’s Form 8-K filed on July 14, 2015

Exhibit 5	Warrant, dated July 8, 2015, issued by Point.360 to Medley Opportunity Fund II LP under the Term Loan Agreement, dated as of July 8, 2015, among Point.360, Medley Capital Corporation and Medley Opportunity Fund II LP, incorporated by reference to Exhibit 4.3 to the Issuer’s Form 8-K filed on July 14, 2015

SIGNATURE

After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

MEDLEY CAPITAL CORPORATION

By: /s/ Brook Taube

Name: Brook Taube

Title: Chief Executive Officer

MEDLEY OPPORTUNITY FUND II LP

By: MOF II Management LLC,

its attorney-in-fact

By: /s/ Brook Taube

Name: Brook Taube

Title: Manager

Date: July 20, 2015